Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF

TIAN RUIXIANG HOLDINGS LTD.

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 28, 2022

The undersigned shareholder of TIAN RUIXIANG Holdings Ltd., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of shareholders (the “Meeting”) and the Proxy Statement, each dated October 11, 2022, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on October 28, 2022, at 10:00 a.m., Eastern Time, at Room 1001B, Residential Building, No. 25, Middle East Third Ring Road, Chaoyang District, Beijing, China, with the ability given to the shareholders to join virtually at www.virtualshareholdermeeting.com/TIRX2022, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the Proxy Statement furnished herewith.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.	to re-elect Mr. Zhe Wang as a director of the Company to hold office until the next annual general meeting;
2.	to re-elect Ms. Sheng Xu as a director of the Company to hold office until the next annual general meeting;
3.	to re-elect Mr. Benjamin Andrew Cantwell as a director of the Company to hold office until the next annual general meeting;
4.	to re-elect Mr. Michael J. Hamilton as a director of the Company to hold office until the next annual general meeting;
5.	to re-elect Ms. Ning Wang as a director of the Company to hold office until the next annual general meeting;
6.	to approve a share consolidation of the Company’s ordinary shares; and
7.	to amend the Company’s current memorandum and articles of association.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received on or before 11:59 p.m. Eastern Time the day before the date of Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.

Please date, sign, and mail this

proxy card back as soon as possible.

DETACH PROXY CARD HERE
Mark, sign, date and return this proxy card promptly using the enclosed envelope.

Votes must be indicated (x) in Black or Blue ink.

		FOR	AGAINST	ABSTAIN

PROPOSAL NO. 1:	It is hereby resolved, as an ordinary resolution, that Mr. Zhe Wang be re-elected as a director of the Company to hold office until the next annual general meeting	☐	☐	☐

PROPOSAL NO. 2:	It is hereby resolved, as an ordinary resolution, that Ms. Sheng Xu be re-elected as a director of the Company to hold office until the next annual general meeting	☐	☐	☐

PROPOSAL NO. 3:	It is hereby resolved, as an ordinary resolution, that Mr. Benjamin Andrew Cantwell be re-elected as a director of the Company to hold office until the next annual general meeting	☐	☐	☐

PROPOSAL NO. 4:	It is hereby resolved, as an ordinary resolution, that Mr. Michael J. Hamilton be re-elected as a director of the Company to hold office until the next annual general meeting	☐	☐	☐

PROPOSAL NO. 5:	It is hereby resolved, as an ordinary resolution, that Ms. Ning Wang be re-elected as a director of the Company to hold office until the next annual general meeting	☐	☐	☐

PROPOSAL NO. 6:

It is hereby resolved, as an ordinary resolution, that,

(A)       the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 shares comprising 47,500,000 Class A ordinary shares of US$0.001 each and 2,500,000 Class B ordinary shares of US$0.001 each to US$50,000 divided into 10,000,000 shares comprising 9,500,000 Class A ordinary shares of US$0.005 each and 500,000 Class B ordinary shares of US$0.005 each, so that every shareholder holding 5 ordinary shares of US$0.001 each will hold 1 ordinary share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing ordinary shares of US$0.001 each in the capital of the Company as set out in the Articles (the “Share Consolidation”), with such Share Consolidation to be effective on such date as determined by the Board of Directors, which date must be on or before November 18, 2022 (the “Effective Date”); and

(B)       upon the Share Consolidation becoming effective, any fractional shares resulting from the Share Consolidation be rounded up such that each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation and that the Company satisfy from any lawfully available reserves (including retained earnings) the par value of such fractional shares required to be issued to make up a whole $0.005 ordinary share.

		☐	☐	☐

PROPOSAL NO. 7	It is hereby resolved, as a special resolution, that subject to the passing of Proposal No.6 above, the Company adopt a second amended and restated memorandum and articles of association in the form set out in Annex A to the accompanying proxy statement in substitution for, and to the exclusion of, the current memorandum and articles of association of the Company.

This proxy card must be signed by the person registered in the register of members at the close of business on September 30, 2022. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity.

Share Owner signs here		Co-Owner signs here

Date: